Filed by SUPERBAC PubCo Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XPAC Acquisition Corp.

Commission File No.: 001-40686

Date: December 29, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 29, 2022

XPAC ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 West 46th Street, 30th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 664-0501

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	XPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XPAX	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	XPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2022, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”) entered into a Business Combination Agreement on April 25, 2022 (the “Business Combination Agreement”) with (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iii) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (iv) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) (the transactions contemplated thereby, the “Business Combination”). As contemplated by the Business Combination Agreement, on November 7, 2022, Newco BAC Holdings, Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Newco”) became a party to the Business Combination Agreement by executing and delivering a joinder to the Business Combination Agreement.

As previously disclosed in the Current Report on Form 8-K filed with the SEC on December 2, 2022, XPAC, PubCo, Merger Sub 1, Merger Sub 2, Newco and SuperBac, entered into the First Amendment Agreement to the Business Combination Agreement (“Amendment Agreement to the Business Combination Agreement”), pursuant to which the parties thereto amended the Business Combination Agreement to extend the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date from November 21, 2022 to January 31, 2023 (and if such date is not a business day, then the next following business day).

On December 19, 2022, SuperBac held an ordinary and extraordinary general meeting of its shareholders (the “December 2022 Shareholder Meeting”) for the purposes of (i) approving in an ordinary general meeting of its shareholders, SuperBac’s financial statements for the year ended December 31, 2021 and the total remuneration of SuperBac’s directors for the 2022 fiscal year, and (ii) approving in an extraordinary general meeting of its shareholders, the entry into of the Amendment Agreement to the Business Combination Agreement, and the terms and conditions of a proposed issuance of non-convertible debt by Superbac Indústria e Comércio de Fertilizantes S.A. (a wholly-owned subsidiary of SuperBac) (including the collateral and/or guarantees of such debt) in an aggregate principal amount not to exceed the equivalent in Brazilian reais of US$ 50.0 million. Each of the matters to be approved by SuperBac’s shareholders in the December 2022 Shareholder Meetings was duly approved.

SuperBac is required by applicable law to file the minutes of the December 2022 Shareholder Meeting with the Board of Trade of the State of São Paulo (the “Board of Trade”). In due course, the Board of Trade is expected to publish the minutes of the December 2022 Shareholder Meeting in the original Portuguese language, and an English translation of such minutes is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of XPAC for their consideration. On July 11, 2022, PubCo filed with the SEC a registration statement on Form F-4, which registration statement was amended on September 21, 2022 and December 2, 2022 (as amended from time to time, the “Registration Statement”). The Registration Statement includes a preliminary proxy statement to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, and a preliminary prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been declared effective, XPAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. XPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents do and will contain important information about XPAC, SuperBac and PubCo and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPAC, SuperBac, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed Business Combination are set forth in the preliminary proxy statement/prospectus which forms part of the Registration Statement. You can find more information about XPAC’s directors and executive officers and their respective interests in XPAC in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S-1 (Reg No. 333-256097), filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the preliminary proxy statement/prospectus which forms part of the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “predict”, “should”, “would”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding XPAC’s, SuperBac’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to product development, commercialization, commercial models, business growth and expansion, as well as discussion of SuperBac’s business plan in general, potential benefits of the transaction, potential financings to be obtained by SuperBac in the ordinary course of business or any equity or debt financings to be obtained in connection with the Business Combination and the satisfaction of conditions to closing of the Business Combination, including the Minimum Cash Condition. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of XPAC’s, SuperBac’s and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of XPAC, SuperBac and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Prospectus, and XPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022, as amended by an amendment filed with the SEC on September 9, 2022, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XPAC, SuperBac and PubCo do not presently know or that XPAC, SuperBac, and PubCo do not currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPAC’s, SuperBac’s, and PubCo’s expectations, plans or forecasts of future events and views as of the date of this communication. XPAC, SuperBac, and PubCo anticipate that subsequent events and developments will cause XPAC’s, SuperBac’s, and PubCo’s assessments to change. However, while XPAC, SuperBac and PubCo may elect to update these forward-looking statements at some point in the future, XPAC, SuperBac and PubCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPAC’s, SuperBac’s or PubCo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
No.	Description of Exhibits
99.1	Form of the Minutes of SuperBac’s Ordinary and Extraordinary General Meeting of Shareholders, dated as of December 19, 2022 (English translation)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2022

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Chu Chiu Kong
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 99.1

This document is a free translation of the Portuguese original.

In case of differences, the Portuguese version shall prevail.

SUPERBAC BIOTECHNOLOGY SOLUTIONS S.A.

CNPJ/ME No. 00.657.661/0001-94

NIRE 35.300.340.604

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 19, 2022

1.	DATE, TIME, AND PLACE: On December 19, 2022, at 8:30 A.M., at the headquarters of Superbac Biotechnology Solutions S.A., located in the city of Cotia, State of São Paulo, at Rua Santa Mônica, No. 1,025, Parque Industrial San José, CEP 06715-865 (“Company”).

2.	CALL NOTICE: The notice of meeting was published in the Folha de São Paulo newspaper, printed and digital, in the editions dated 3rd (pages A27), 4th (pages A22), and 5th (pages A14) of December 2022, as well as by sending personal letters to shareholders, as provided for in article 8 of the Company's bylaws.

3.	ATTENDANCE: The shareholders representing 67.15% of the Company's voting capital stock were present, according to the signatures affixed in the Shareholders' Attendance Book. Also in attendance were the Company’s officers, Messrs. Mozart Fogaça Júnior, Mr. Giuliano Pauli and Mr. Wilson Ernesto da Silva, and the representative of the independent auditors – Grant Thorton Brasil - Mr. José Eduardo Moreira Rocha, registered with the Regional Accounting Council of the State of São Paulo (Conselho Regional de Contabilidade do Estado de São Paulo) under no. 1SP-329.826/O-0, in accordance with article 134, paragraph 1, Law no. 6.404/76, as amended (“Brazilian Corporate Law”).

4.	LEGAL PUBLICATIONS: The Company’s financial statements, accompanied by the independent auditors’ report prepared by Grant Thornton Brasil Ltda., relating to the fiscal year ending December 31, 2021, were published in the newspaper “Folha de São Paulo” in its printed edition of November 5, 2022 (pages A23 to A26) and on its digital edition on the same date.

5.	DISCLOSURES: Other documents pertinent to the matters included in the agenda, including the management manual and proposal for the annual and extraordinary general meeting, were sent to shareholders, and made available to them at the Company's headquarters.

6.	BOARD: The shareholders present chose, unanimously and without reservations, Mr. Luiz Augusto Chacon de Freitas Filho to act as Chairman of the Meeting, who invited Mrs. Claudinéia Barbosa dos Santos to act as secretary.

7.	READING DOCUMENTS DISMISSED: The reading of the documents related to the agenda of the general meeting was unanimously waived once such documents are fully known by the shareholders.

8.	MINUTES IN SUMMARY FORM: These minutes were authorized to be drawn up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of article 130 of the Brazilian Corporate Law.

9.	AGENDA: To resolve on:

At the annual general meeting:

(i)	review the management accounts, examine, discuss and approve the Company's financial statements for the fiscal year ended December 31, 2021, accompanied by the independent auditors’ report;

(ii)	the allocation of the result for the fiscal year that ended on December 31, 2021; and

(iii)	set the global remuneration of the Company’s managers for the 2022 fiscal year.

At the extraordinary general meeting:

(i)	the ratification of the Company’s execution of the First Amendment Agreement to Business Combination Agreement, entered into among the Company, SUPERBAC PubCo Holdings Inc. ("PubCo"), XPAC Acquisition Corp. ("XPAC"), BAC1 Holdings Inc. (“BAC 1”) and BAC2 Holdings Inc. (“BAC 2”);

(ii)	the approval of the proposal with the terms and conditions for the execution of a non-convertible debt issuance transaction in the amount of US$50,000,000.00 (fifty million US dollars) to be converted into Brazilian reais, with the provision of collateral and/or guarantees, as the case may be, involving the Company's wholly owned subsidiary, Superbac Indústria e Comércio de Fertilizantes S.A., a corporation, enrolled in the National Register of Legal Entities (CNPJ/ME) under No. 02.599.378/0001-89, headquartered in the city of Mandaguari, State of Paraná, at Estrada São Pedro, 685, Gleba Ribeirão Vitória, Zip Code 86975-00 ("Superbac Fertilizantes"), as issuer, and Banco Modal S.A., a financial institution headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, acting through its branch in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubistchek, No. 1,455, 3rd Floor, Vila Nova Conceição, CEP 04543-011, enrolled with the CNPJ/ME under No. 30.723.886/0002-43 ("Banco Modal"), as coordinator, and the Company, as guarantor, and other parties;

(iii)	the provision, by the Company and/or Superbac Fertilizantes, as the case may be, of real and/or fiduciary guarantees, by means of fiduciary alienation of real estate and/or fiduciary assignment of credit rights, as the case may be; and

(iv)	the authorization for the Company and/or Superbac Fertilizantes, as the case may be, to perform any and all acts necessary for the formalization and execution of the above resolutions.

10.	RESOLUTIONS: After analyzing and discussing the matters on the agenda, as well as the related documents, the shareholders present deliberated, with the abstention of certain shareholders specified below, unanimously and without any restrictions:

At the annual general meeting:

(i)	approve, with the abstention of those legally impeded, the management accounts, as well as the Company's financial statements, for the fiscal year ending December 31, 2021;

(ii)	approve the allocation of the result of the fiscal year ending December 31, 2021, which was a loss in the amount of R$36,737,598.92 (thirty-six million, seven hundred and thirty-seven thousand, five hundred and ninety-eight reais and ninety-two cents), to be allocated to the Company's accumulated losses account; and

(iii)	ratify, with the abstention of the shareholder FIPECq - Fundação de Previdência Complementar dos Empregados ou Servidores da Finep, do Ipea, do Cnpq, do Inpe e do Inpa ("FIPECq"), the amount of the annual global compensation of the Company's managers for the fiscal year 2022 of R$11,856,361.00 (eleven million, eight hundred and fifty-six thousand, three hundred and sixty-one reais), including fixed and variable compensation.

At the extraordinary general meeting:

(i)	ratify, with the abstention of the shareholder FIPECq, the execution, by the Company, of the First Amendment Agreement to Business Combination Agreement, signed between the Company, SUPERBAC PubCo Holdings Inc. (“PubCo”), XPAC Acquisition Corp. (“XPAC”), BAC1 Holdings Inc. (“BAC1”) and BAC2 Holdings Inc. (“BAC2”), on April 25, 2022, given that the First Amendment Agreement was signed on December 2, 2022, as detailed in the management proposal;

(ii)	approve, with the abstention of the shareholder FIPECq, the proposal with the terms and conditions for a non-convertible debt issuance transaction in the amount corresponding to US$ 50,000. 000.00 (fifty million US dollars) to be converted into Brazilian reais prior to the payment date, with a maturity of up to 5 (five) years, semi-annual amortization, remuneration interest equivalent to the DI Rate, plus a spread of up to 4.95% (four point ninety-five percent) per annum, with the provision of collateral and/or guarantees, as the case may be, involving the Company's wholly-owned subsidiary, Superbac Fertilizantes, as issuer, Banco Modal S.A., as coordinator, the Company, as guarantor, and TRUE SECURITIZADORA S.A., enrolled with the CNPJ/ME under no. 12.130.744/0001-00 ("True" or "Debenture Holder"), as debenture holder, which will not be subject to registration with the Brazilian Securities and Exchange Commission ("CVM");

(iii)	approve, with the abstention of the shareholder FIPECq, the execution of the documents necessary for the contracting of the Financing (including the Indenture) by the Company and Superbac Fertilizantes;

(iv)	approve, with the abstention of the shareholder FIPECq, the provision, by the Company and/or Superbac Fertilizantes, as the case may be, of the following collateral and/or guarantees:

(a)	Fiduciary Assignment of Credit Rights (Cessão Fiduciária de Direitos Creditórios). Fiduciary assignment ("Fiduciary Assignment of Credit Rights"), to be granted by Superbac Fertilizantes, of: (a.1 ) all credit rights, principal and accessory, present and future, held by Superbac Fertilizantes arising from the sale of fertilizers, among other products, including, without limitation, any and all amounts, such as fines, contractual charges, interest and other penalties that are or may become due to Superbac Fertilizantes, as well as any and all rights, privileges, preferences, prerogatives and actions related to such credit rights ("Credit Rights"), which shall be paid in the manner to be set forth in the Indenture; and (a. 2 ) all the rights of Superbac Fertilizantes against (i) the depositary bank to be provided for in the Indenture ("Depositary Bank"), in relation to the ownership of the current account owned by Superbac Fertilizantes opened with the Depositary Bank for purposes of the issuance, pursuant to the Indenture ("Escrow Account"), as well as all resources, assets and financial investments existing or made from time to time with the resources deposited in and/or linked to the Escrow Account, and (ii) Banco Modal S.A. ("Modal") with respect to the ownership of the linked account held by Superbac Fertilizantes opened with Modal ("Linked Payment Account"), as well as all resources, assets and financial investments existing or made from time to time with the resources deposited in and/or linked to the Linked Payment Account ("Creditor Rights Accounts" and, together with the "Credit Rights", the "Total Credit Rights"), under the terms of the "Private Instrument of Fiduciary Assignment Agreement of Credit Rights in Guarantee, Account Management and Other Covenants" ("Fiduciary Assignment Agreement");

(b)	Fiduciary Alienation of Real Estate (Alienação Fiduciária de Imóveis). A fiduciary alienation, to be granted by Superbac Fertilizantes, of the property Fazenda Tangará, located in the city of Tangará da Serra, State of Mato Grosso, with an area of approximately 8,502.80 hectares, registered in the Real Estate Registry Office of Tangará da Serra under enrollment numbers 38. 557, 38.509, 38.515, 37.800, 38.507, 38.533 and 37.923 ("Real Estate Alienation" and, when jointly with the Fiduciary Assignment of Credit Rights, "Collateral"), to be constituted under the terms of the "Instrumento Particular de Contrato de Alienação Fiduciária de Imóveis em Garantia" ("Real Estate Fiduciary Alienation Agreement" and "Real Estate Fiduciary Alienation", respectively); and

(c)	Guarantee (Fiança). The Debentures will be guaranteed by a guarantee granted by the Company, acting as Guarantor and principal payer ("Guarantee" and, when mentioned together with the Collateral, the "Collateral and Guarantees"), and the Bond hereby approved is granted with express waiver of the benefits of order, rights and release powers of any nature provided for in articles 333, sole paragraph, 364, 366, 368, 371, 821, 824, 827, 829, 830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure, and in article 794 of Law no. 13. 105 of March 16, 2015, as amended.

(v)	authorize the Company and Superbac Fertilizantes, as the case may be, to perform any and all necessary acts, execute all necessary documents ("Transaction Documents"), take all actions and adopt all measures required to formalize the Financing (and the issuance of Debentures) and to implement the above resolutions, including, without limitation: (a) the hiring of the service providers related to the issuance of Debentures, such as legal and financial advisors, among others, setting their respective remunerations or fees, as the case may be; (b) the negotiation of the final terms and conditions of the documents that will govern the issuance of the Debentures, including the statements and obligations of the Issuer and the Company, events of default and conditions of early maturity of the Debentures; (c) the execution of any and all instruments and the practice of any and all acts necessary for the consummation of the issuance of the Debentures and the provision of the Collateral and Guarantees, including, without limitation, the Indenture, the Real Estate Fiduciary Alienation Agreement, the Receivables Fiduciary Assignment Agreement, the Distribution Agreement, the Securitization Agreement, the Escrow Account Agreement the Bound Account Agreement and any other Documents of the Operation, as well as any amendments to the instruments executed, and for such purpose it may negotiate and define the specific terms and conditions of the issuance of the Debentures and of the provision of Collateral and Guarantees or of any future amendments that were not object of specific approval of this Ordinary and Extraordinary General Meeting; (d) to perform any and all acts necessary to provide a fiduciary guarantee in connection with the issuance of the Debentures, as well as to sign any documents related to the Indenture, including public and private instruments necessary to grant the guarantee authorized herein; and (e) to authorize and ratify, with due regard for the limits set forth in the Bylaws of the Company and/or Superbac Fertilizantes and in applicable law, any and all acts performed by the officers and attorneys-in-fact of the Company and/or Superbac Fertilizantes necessary to implement the resolutions hereby approved, including to establish the definitive dates for issuance, maturity, amortization and payment of remuneration of the Debentures in the Indenture, based on the times established in the above resolutions, as well as to negotiate and sign any documents, amendments and guarantees related to the issuance of the Debentures.

11.       CLOSURE: There being no further business to discuss, these minutes were drawn up, read, approved, and signed by those present.